AH
3/11/2003

CM

SECU[illegible] 03014038 [illegible]MMISSION
[illegible] 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cullum & Burks Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13355 Noel Rd. Ste 1300
(No. and Street)

DALLAS (City) TX (State) 75240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE BURKS 972-755-0270
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KING GRIFFIN & ADAMSON P.C.
(Name – *if individual, state last, first, middle name*)

14160 DALLAS Pkwy, 9th Fl (Address) DALLAS (City) TX (State) 75240 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ

OATH OR AFFIRMATION

I, STEVE BURKS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cullum & Burks Securities, Inc., as of Dec. 31st, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

CULLUM & BURKS SECURITIES, INC.

December 31, 2002 and 2001

Contents

King Griffin & Adamson P.C.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Cullum & Burks Securities, Inc.

We have audited the accompanying statements of financial condition of Cullum & Burks Securities, Inc. (a wholly-owned subsidiary of Cullum & Burks, Inc.), (the "Company") as of December 31, 2002 and 2001 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cullum & Burks Securities, Inc. as of December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on pages 12 and 13 herein, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

King Griffin & Adamson P.C.

KING GRIFFIN & ADAMSON P.C.

Dallas, Texas
January 31, 2003

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS

	2002	2001
Cash and cash equivalents	$ 40,836	$ 128,449
Deposit with clearing organization	10,000	10,000
Receivable from brokers and dealers	112,371	127,707
Secured demand note collateralized by marketable securities	18,000	18,000
Property and equipment, net	34,805	37,539
Deferred income tax asset	6,084	17,756
Other assets	3,295	11,345
Total assets	$ 225,391	$ 350,796

LIABILITIES AND SHAREHOLDER'S EQUITY

	2002	2001
Commissions payable	$ 129,305	$ 232,661
Accounts payable and accrued expenses	14,751	12,708
Liabilities subordinated to claims of general creditors	18,000	18,000
Short-term note payable	6,000	-
Deferred income tax liability	716	716
Total liabilities	168,772	264,085
COMMITMENTS (Notes F and G)		
SHAREHOLDER'S EQUITY		
Common stock, $.001 par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding	10	10
Capital in excess of par value	178,181	178,181
Accumulated deficit	(121,572)	(91,480)
Total shareholder's equity	56,619	86,711
Total liabilities and shareholder's equity	$ 225,391	$ 350,796

The accompanying notes are an integral part of these financial statements.

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF OPERATIONS

Years ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Commissions and fees	$ 1,550,703	$ 1,530,035
Interest	516	1,416
Other	5,687	10,740
	1,556,906	1,542,191
EXPENSES		
Commissions	1,255,216	1,267,811
Operating expenses	177,986	161,492
Payroll expenses	66,710	69,931
Occupancy	38,082	40,387
Floor brokerage and clearance fees	32,922	26,047
Depreciation	3,600	3,600
Interest	810	1,080
	1,575,326	1,570,348
Net loss before income taxes	(18,420)	(28,157)
INCOME TAX (EXPENSE) BENEFIT	(11,672)	2,221
Net loss	$ (30,092)	$ (25,936)

The accompanying notes are an integral part of these financial statements.

CULLUM & BURKS SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Years ended December 31, 2002 and 2001

	Common Stock		Capital in Excess of	Accumulated	Total Shareholder's
	Shares	Amount	Par Value	Deficit	Equity
Balance at December 31, 2000	10,000	$ 10	$ 151,440	$ (65,544)	$ 85,906
Capital contribution	-	-	26,741	-	26,741
Net loss	-	-	-	(25,936)	(25,936)
Balance at December 31, 2001	10,000	10	178,181	(91,480)	86,711
Net loss	-	-	-	(30,092)	(30,092)
Balance at December 31, 2002	10,000	$ 10	$ 178,181	$ (121,572)	$ 56,619

The accompanying notes are an integral part of this financial statement.

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2002 and 2001

		2002		2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(30,092)	$	(25,936)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:				
Depreciation		3,600		3,600
Change in operating assets and liabilities:				
Receivable from brokers and dealers		15,336		(49,871)
Prepaid expenses		-		4,689
Accounts payable and accrued expenses		2,043		(23,415)
Commissions payable		(103,356)		110,115
Deferred income taxes		11,672		(2,221)
Other assets		8,050		1,850
Net cash (used in) provided by operating activities		(92,747)		18,811
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property and equipment		(866)		(7,867)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from note payable		15,000		-
Payments on note payable		(9,000)		-
Capital contribution		-		26,741
Net cash provided by financing activities		6,000		26,741
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(87,613)		37,685
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		128,449		90,764
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	40,836	$	128,449
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	810	$	1,080
Cash paid during the year for income taxes	$	-	$	-

The accompanying notes are an integral part of these financial statements.

CULLUM & BURKS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Cullum & Burks Securities, Inc. (the Company) was incorporated on November 13, 1998 as a fully disclosed broker-dealer, serving clients primarily in Texas. The Company, a wholly-owned subsidiary of Cullum & Burks, Inc., began operations in May 1999.

Securities Transactions

The Company records all securities transactions on a trade date basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Income taxes are calculated as if the Company filed on a separate return basis.

Deferred income taxes are provided on temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The deferred income tax assets and liabilities represent the future tax consequences of these differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. These deferred taxes are measured by applying currently enacted tax laws.

Property and Equipment

Depreciation of property and equipment is provided on the straight-line method over their estimated useful lives of 5 to 7 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

Concentrations of Credit Risk and Off-Balance-Sheet Risk

The Company's financial instruments subject to concentrations of credit risk consist primarily of its cash and cash equivalents and receivables from brokers and dealers. The cash and cash equivalents are placed in federally insured financial institutions or with brokerage houses. The receivables from brokers and dealers are routinely assessed for collectibility and for the brokerage houses' financial strength.

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2002 and 2001, consists of the following:

	2002	2001
Office furniture	$ 13,934	$ 13,934
Office equipment	2,150	2,150
Computer equipment	14,845	13,979
Art	17,147	17,147
	48,076	47,210
Accumulated depreciation	(13,271)	(9,671)
	$ 34,805	$ 37,539

NOTE C - INCOME TAXES

At December 31, 2002 and 2001, deferred income taxes result from temporary differences as follows:

	2002	2001
Deferred tax assets:		
Accounts payable and accrued expenses	$ 27,659	$ 42,276
Net operating loss carryforward	20,712	-
	48,371	42,276
Deferred tax liabilities:		
Accounts receivable	(21,575)	(24,520)
Property and equipment	(716)	(716)
	(22,291)	(25,236)
Valuation Allowance	(20,712)	-
Net deferred tax	$ 5,368	$ 17,040

NOTE D - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2002 and 2001, the Company has a $18,000 note payable pursuant to a secured demand note collateral agreement. The note bears interest at 6% and is due December 31, 2003.

The subordinated note is covered by an agreement approved by NASD Regulation, Inc., and, thus, is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's combined compliance with minimum net capital requirements, they may not be repaid to the note holder.

NOTE E - SHORT-TERM DEBT

The Company has an unsecured note payable to a financial institution that bears interest at prime plus 1.00% (5.75% at December 31, 2002); and requires monthly principal payments of $3,000 plus interest through March 4, 2003. At December 31, 2002, $6,000 was outstanding on this note.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $30,435, of which $20,431 was in excess of its required capital. The Company's ratio of aggregate indebtedness to net capital was 5 to 1.

NOTE G - COMMITMENTS

The Company leases its office space and certain equipment under noncancelable operating leases. Future minimum payments under the noncancelable operating leases are as follows:

Year ended December 31,	
2003	$ 51,899
2004	23,339
2005	2,939
2006	735
	$ 78,912

Total rent expense for the years ended December 31, 2002 and 2001 was approximately $38,000 and $40,000, respectively.

SUPPLEMENTAL INFORMATION

CULLUM & BURKS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

SCHEDULE 1

Net capital:	
Total shareholder's equity	$ 56,619
Add: Liabilities subordinated to claims of general creditors	18,000
Less: Nonallowable assets	(44,184)
Net capital	$ 30,435
Aggregate indebtedness:	
Total liabilities	$ 168,772
Exclusions from aggregate indebtedness Pursuant to Rule 15c3-1:	
Deferred income taxes	(716)
Liabilities subordinated to claims of general creditors	(18,000)
Total aggregate indebtedness	$ 150,056
Net capital requirements equal to the greater of 6.667% of aggregate indebtedness or $5,000	$ 10,004
Excess net capital	$ 20,431
Ratio of aggregate indebtedness to net capital	5:1
Reconciliation pursuant to Rule 17a-5(d) (4):	
Net capital as previously reported (unaudited x-17A-5)	$ 14,308
Net audit adjustments	16,127
Net capital, as reported herein	$ 30,435
Aggregate indebtedness as previously reported (unaudited x-17A-5)	$ 94,973
Net audit adjustments	55,083
Aggregate indebtedness, as reported herein	$ 150,056
Stockholder's equity as previously reported (unaudited x-17A-5)	$ 67,864
Net audit adjustments	(11,245)
Stockholder's equity, as reported herein	$ 56,619

CULLUM & BURKS SECURITIES, INC.

RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

SCHEDULE 2

The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission under provision k2(i) and (ii).